Exhibit 99.1

NaaS Technology Inc. Announces Completion of Merger and New Board and Management

BEIJING, China, June 10, 2022 – NaaS Technology Inc. (NASDAQ: NAAS) (the “Company”), one of the largest and fastest-growing electric vehicle charging service providers in China, today announced the successful completion of the transaction previously announced on February 8, 2022 between RISE Education Cayman Ltd (“RISE”), the Company’s predecessor, and Dada Auto Inc. (“NaaS”) (the “Transaction”). As announced on April 29, 2022, the Transaction and certain additional Transaction-related proposals were approved by RISE’s shareholders at an extraordinary general meeting held on April 29, 2022 (the “EGM”). The Company, with its name changed to “NaaS Technology Inc.,” continues to be listed on Nasdaq with its new ticker “NAAS.”

Completion of Transaction

Pursuant to the Agreement and Plan of Merger, dated February 8, 2022, by and between RISE, NaaS and other parties thereto (the “Merger Agreement”), at the closing of the Transaction (the “Closing”), the then shareholders of NaaS exchanged all of the issued and outstanding share capital of NaaS for newly issued shares of the Company on the terms and conditions set forth in the Merger Agreement. As a result of the Transaction, NaaS has become a wholly-owned subsidiary of the Company. Immediately prior to the Closing, the Second Amended and Restated Memorandum and Articles of Association of the Company, as approved at the EGM, became effective. Immediately after the Closing, the Company had 2,141,595,809 ordinary shares issued and outstanding, divided into three classes.

In connection with the Transaction, Skadden, Arps, Slate, Meagher & Flom LLP served as U.S. legal counsel to NaaS, Kirkland & Ellis LLP served as U.S. legal counsel to the audit committee of the board of directors of RISE, and China International Capital Corporation Hong Kong Securities Limited acted as the financial advisor to NaaS.

Name, Ticker and ADS Ratio Change

As approved at the EGM, the Company’s name was changed from “RISE Education Cayman Ltd” to “NaaS Technology Inc.,” effective immediately prior to the Closing. The Company’s ticker has also been changed from “REDU” to “NAAS” since the date of the Closing. As announced on June 1, 2022, the number of the Company’s shares represented by each American depositary share (“ADS”) was changed from two (2) shares per ADS to ten (10) shares per ADS, effective on June 10, 2022.

New Board and Management

The Company’s board of directors (the “Board”) and management currently consist of the following members, effective immediately prior to the Closing in accordance with the Merger Agreement:

•	Mr. Zhen Dai, a founder of NaaS, has been appointed the chairman of the Board and the chairperson of the compensation committee of the Board.

•	Ms. Yang Wang, a founder of NaaS, has been appointed the Company’s chief executive officer and a director of the Company.

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Mr. Weilin Sun, a founder of Newlinks Technology Limited, a shareholder of NaaS prior to the Transaction and a shareholder of the Company after the Transaction, has been appointed a director of the Company.

•	Mr. Bin Liu, previously a director of NaaS, has been appointed a director of the Company.

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Mr. Zhongjue Chen, who has served as a director of RISE since October 2013, continues to serve as a director of the Company after the Transaction. Mr. Chen has also been appointed the chairperson of the corporate governance and nominating committee of the Board.

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Mr. Guangming Ren has been appointed an independent director of the Company and the chairperson of the audit committee of the Board and a member of the compensation committee and corporate governance and nominating committee of the Board. Mr. Guangming Ren currently serves as a director of Joincap Holding Group and the general manager of Beijing Joincap Asset Management Co., Ltd.

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Mr. Xiaoli Liu has been appointed an independent director of the Company and a member of the audit committee, compensation committee and corporate governance and nominating committee of the Board. Mr. Xiaoli Liu is the founder of Beijing Wanli Xinyuan Technology Co. Ltd.

•	Mr. Lei Zhao, previously the chief financial officer of NaaS, has been appointed the chief financial officer of the Company.

Ms. Lihong Wang, previously the chief executive officer, chairwoman of the Board and a director of RISE, Mr. Jonathan Jia Zhu, Mr. Weili Hong and Mr. Jun Yan, each previously a director of RISE, and Mr. Alex Wu, previously the acting chief financial officer of RISE, have all resigned from their respective roles.

About NaaS Technology Inc.

NaaS Technology Inc. (the “Company”) is one of the largest and fastest growing electric vehicle (“EV”) charging service providers in China. The Company’s vision is to power the world with carbon neutral energy. The Company’s EV charging services began in 2019, and the Company has established and maintains the largest EV charging network in China in terms of the charging volume transacted through its charging network for third-party charging station operators, and the number of public DCFCs (meaning direct current fast charger with 30kW power output or more) connected to its network, according to China Insights Industry Consultancy Limited, an independent research firm.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

Email: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

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